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                            May 24, 2021

       Michael Massaro
       CEO
       Flywire Corporation
       141 Tremont St #10
       Boston, MA 02111

                                                        Re: Flywire Corporation
                                                            Registration
Statement on Form S-1, Amendment No. 1
                                                            Filed May 18, 2021
                                                            File No. 333-255706

       Dear Mr. Massaro:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Registration Statement on Form S-1 Amendment No. 1

       Description of Capital Stock
       Common Stock and Non-voting Common Stock, page 169

   1. We note your response to Comments 1 and 2. Please describe the nature of the "certain transfers" that would
trigger automatic conversion of the non-voting common stock.
 Michael Massaro
FirstName  LastNameMichael Massaro
Flywire Corporation
Comapany
May        NameFlywire Corporation
     24, 2021
May 24,
Page 2 2021 Page 2
FirstName LastName
       You may contact Charlie Guidry at 202-551-3621 or Mara Ransom at 202-551-3264 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services